Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes thereto in Exhibit 99.2. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. The additional or unforeseen effects from the COVID-19 pandemic amplify many of these risks. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the sections entitled “Risk Factors” and “Disclosures Regarding Forward-Statements” in our annual report on Form 20-F, filed with the SEC on April 28, 2022, and those in this report. We have prepared our financial statements in accordance with U.S. GAAP.

Newegg’s Business Overview

Newegg is a technology-focused e-commerce company in North America. Through Newegg.com, our flagship retail site, and other online platforms, we connect our global customer base to a wide and increasing assortment of tech products and a massive pool of brands, sellers, suppliers, manufacturers, distributors, and third-party service providers.

Headquartered in California, Newegg’s reach is global. Leveraging our extensive fulfillment and warehousing network and the global footprint of our suppliers and sellers, we are able to offer merchandise sourced from over 45 countries and regions to customers located in over 20 countries and regions and deliver customer services in multiple languages.

We have built a large base of loyal and highly engaged customers. As of September 30, 2022, we have 2.0 million active customers (defined as a unique customer ID with at least one item purchased on our platform in the relevant measurement period), with a 29% repeat purchase rate, as measured by the percentage of customers who made at least two purchases in the relevant measurement period, and an average order value of $430, as calculated by dividing sales by transactions during the relevant measurement period. These strong customer metrics are the result of our deep understanding of our customers’ needs, preferences and tastes and our ability to offer an extensive product assortment, superior customer service, flexible payment options, and speedy, reliable and efficient shipping and fulfilment. As of September 30, 2022, we offered approximately 25.2 million stock keeping units (“SKUs”) across over 1,600 categories, which we believe makes us one of the top online shopping destinations for tech consumers. We also maintain a global fulfillment network that prioritizes speedy and reliable delivery, supported by our nine strategically located warehouses in the United States, Canada, and China, as of September 30, 2022. We have the capacity to deliver goods to nearly the entire U.S. population and to approximately 85% of the population in Canada within just two business days using multiple service level offerings.

We maintain longstanding and extensive relationships with our suppliers, sellers and business partners to source merchandise at competitive pricing with early or preferential access to the latest, highly sought-after tech products, fulfilling our promise to provide our customers with all things tech. We are a trusted partner and the go-to channel for many leading tech product brands and are increasingly establishing relationships with brands in a growing number of other product categories. As of September 30, 2022, we sourced merchandise from at least 3,000 brand partners for our direct sales business and featured the official online stores of various brand partners, including some of the most well-known information technology (“IT”)/consumer electronics (“CE”) brands, such as AMD, Asus, MetaQuest, Intel, Lenovo, Microsoft, MSI, Nvidia, and Samsung.

We strategically employ a dynamic mix of our established direct sales business and a scalable Marketplace model. Built upon our success in direct sales, our Newegg Marketplace complements our direct sales business by allowing third party sellers to list their products on Newegg’s website in return for a commission or service fee. As of September 30, 2022, our Newegg Marketplace connected our customers to over 12,500 third-party sellers from over 45 countries and regions offering approximately 25.1 million SKUs.

For the three months ended September 30, 2022 and 2021, we recorded net sales of $349 million and $541 million, respectively. For the same periods, our total GMV (defined below) was approximately $453 million and $704 million, respectively. We recorded a net loss of $8.5 million and net income of $8.5 million for the three months ended September 30, 2022 and 2021, respectively. For the same periods, our adjusted EBITDA was ($0.6) million and $11.4 million, respectively.

For the nine months ended September 30, 2022 and 2021, we recorded net sales of $1.24 billion and $1.75 billion, respectively. For the same periods, our total GMV was approximately $1.58 billion and $2.19 billion, respectively. We recorded a net loss of $27.4 million and net income of $30.0 million for the nine months ended September 30, 2022 and 2021, respectively. For the same periods, our adjusted EBITDA was ($4.5) million and $41.6 million, respectively. See “— Non-GAAP Financial Measures.”

Newegg’s Business Model

GMV is the primary driver of our net sales, as we derive a significant majority of net sales from the GMV transacted on our online platforms, net of cancellations and returns. We define GMV as the total dollar value of products sold on our websites and third-party marketplace platforms, directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through our NPS (as defined below) in rendering services for our third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), staffing and media ad services, as well as the sales made by our Asia subsidiaries. We generate GMV and net sales primarily from the following sources:

●	Direct sales, where we control inventories sourced from suppliers and directly sell goods to our customers on our platforms or certain other third-party platforms. Our direct sales revenues include net sales generated from sales of products directly by us to customers on our Newegg platforms (including wholesale where we sell inventories in bulk and mostly at a discount), sales through third-party websites of products we source from suppliers, and freight revenues from fees we charge for delivery of goods that we directly sell to customers.

●	Newegg Marketplace, where third-party sellers sell products through our Newegg Marketplace, and we recognize commission and service fees from such third-party sellers in our net sales. The published commission rates are based on a percentage of the GMV transacted, exclusive of the shipping fees charged, which commission rates range from 8% to 15%, depending on the product category. We refer to the net sales generated from Newegg Marketplace as Marketplace revenues.

●	Newegg Partner Services (“NPS”), where we generate net sales primarily by charging service fees for a range of e-commerce services and solutions rendered to our vendor partners, Marketplace sellers and various types of customers and businesses, including 3PL and other fulfillment and logistics services, advertising services, and online marketing services. We refer to such net sales as services revenues.

The Impact of COVID-19

Our online business and warehouse operations have remained active to serve our customers during the COVID-19 outbreak, and we saw increased demand for our products and services during the early phases of the pandemic. By contrast, some of our brick-and-mortar competitors were forced to close down at least some of their retail locations temporarily, while some competitors de-emphasized certain lines of business, such as computers and electronics, which represent our core business. Both of these industry trends have contributed to increased sales and market share for us. However, we saw demand decreased for our products in 2022 as supply and shipping constrains were reduced. However, the ultimate extend of the effects from the COVID-19 pandemic on the Company, our financial condition, results of operations, liquidity, and cash flows will be dependent on evolving developments which are uncertain and cannot be predicted at this time.

Factors Affecting Newegg’s Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Newegg’s ability to grow our customer base and increase their engagement level

We believe the principal factors necessary to maintain and grow our GMV and net sales include the number of visits to our online platforms, our ability to convert those visits to orders, and the level of our customers’ engagement with our platforms.

We monitor the following key operating metrics to evaluate our user traffic, our ability to convert visits into orders, and the size and engagement of our customer base:

	Three Months Ended September 30,		Nine Months Ended September 30,
Key Operating Data:	2022	2021	2022	2021
Total visits(1)	47.1 million	64.7 million	154.7 million	224.3 million
Number of customers(2)	41.6 million	39.8 million	41.6 million	39.8 million
Number of active customers(3)	0.7 million	0.9 million	2.0 million	2.7 million
Conversion rate(4)	2.4%	2.3%	2.4%	2.3%
Repeat purchase rate(5)	23.9%	24.4%	29.0%	30.2%
Average order value(6)	$397	$490	$430	$439

Note:

1.	Measured by total traffic across all Newegg platforms, excluding visits of fewer than three seconds, which we assume are visits from search bots from competitors.
2.	Calculated by the total number of registered accounts on all Newegg platforms.
3.	Active customers as of a given date are calculated by unique customer IDs with at least one transaction purchased on our platforms during the relevant 3-month and 9-month measurement period.
4.	Calculated by dividing transactions over the total number of visits across all Newegg platforms, excluding visits of fewer than three seconds.
5.	Measured by the percentage of customers who made at least two purchases on Newegg platforms during the relevant 3-month and 9-month measurement period.
6.	Calculated by dividing sales volume by number of transactions during the relevant 3-month and 9-month measurement period.

We use conversion rates to measure our ability to convert visits to orders. Our conversion rates have varied from time to time, and there are a number of factors that may affect conversion rates, including overall economic trends, product mix, new product releases, the level of competition we face, our merchandise sourcing ability, and the purchasing patterns of consumers. The numbers of customers and active customers and repeat purchase rates are indicators of the size and engagement of our customer base.

Newegg’s product mix

We offer a wide range of technology products from a broad mix of brands and sellers. As of September 30, 2022, we offered approximately 25.2 million SKUs across over 1,600 categories. Products are offered on our online platforms across a range of types, brands, and price points. We believe that customers are attracted to our online platforms primarily by the breadth and depth of our product offerings, a critical component of our ability to increase sales and drive long-term profitability. In addition to core technology products, in recent years we have also complemented our product assortment in areas such as apparel and accessories, home furnishings, personal goods and certain other products of IT — adjacent categories.

Our results of operations are affected by our merchandise mix, as products of different categories, brands and price points have a range of margin and profitability profiles. For example, categories where we hold lower market share and we strive to grow at an accelerated rate over market may offer relatively lower margins. Our merchandise mix may shift over time due to the combination of a variety of factors, including consumer demands and preferences, average selling prices, our ability to maintain and expand our supplier relationships, our ability to forecast market trends, and our marketing and promotional efforts. Further, fluctuations in demand for certain high-value or high-volume product categories may have an outsized impact on our GMV and average order value.  For example, for the three months ended September 30, 2022, our average order value decreased $93 compared to prior year same period due to a significant decrease in demand of a particular product category with higher average order value. We continuously monitor the GMV and margin mix of our product offerings and we seek to increase the percentage of GMV and net sales from categories and brands with attractive margin profiles.

Expansion of Newegg Marketplace

A key component of our long-term strategy is to grow our Newegg Marketplace, which we believe is an important driver of future profitable growth.

For the three months ended September 30, 2022 and 2021, our Newegg Marketplace generated GMV of $121.2 million and $186.8 million, respectively, and accounted for approximately 26.7% and 26.6%, respectively, of our total GMV. During the same periods, our Newegg Marketplace generated net sales of $10.7 million and $16.4 million, respectively, and accounted for 3.1% and 3.0%, respectively, of our total net sales.

For the nine months ended September 30, 2022 and 2021, our Newegg Marketplace generated GMV of $409.4 million and $521.0 million, respectively, and accounted for approximately 26.0% and 23.7%, respectively, of our total GMV. During the same periods, our Newegg Marketplace generated net sales of $36.4 million and $44.6 million, respectively, and accounted for 2.9% and 2.6%, respectively, of our total net sales.

The decrease in GMV and net sales in our Marketplace business for the three and nine months ended September 30, 2022 versus the same period of the prior year is primarily due to the soft market demand. However, the overall marketplace net sales experienced less decrease than direct sales due to the growth in the number of China-based sellers.

We believe the Marketplace model provides us with a number of benefits. As compared with direct sales, the use of the Marketplace model preserves our working capital and cash flow as there is no need to maintain inventory. Additionally, as the number of sellers and brands on our Newegg Marketplace continues to expand, the choices available to customers should grow, generating more momentum for our growth. We believe that the integration of our direct sales and Marketplace operations have created a virtuous, self-reinforcing cycle.

Our results of operations have been, and will continue to be, influenced by shifts over time in the GMV mix between direct sales and Marketplace. This is primarily due to the difference in revenue recognition — we recognize revenues from direct sales on a gross basis, while we recognize revenues from the Newegg Marketplace on a net basis. See “— Key Components of Results of Operations” for details. Accordingly, for the same amount of GMV, direct sales generate more revenue than Marketplace and, therefore, an increase in the proportion of GMV generated from Marketplace sales would lower our net sales compared to an increase in the proportion of GMV generated from direct sales.

Newegg’s ability to forecast consumer needs and preferences

The IT/CE e-commerce market in North America and globally is characterized by rapidly evolving technologies, fast-changing consumer requirements and preferences and frequent releases of new products and introductions of updated industry standards and practices. We must effectively respond to these changes to remain competitive. We may have difficulty anticipating consumer demand and preferences, and the goods offered on our online platforms may not be accepted by the market or may be rendered obsolete or uneconomical. Our inability to adapt to these developments may lead to excessive or deficient inventories or a failure to attract new customers and retain existing customers, which could materially and adversely affect our financial condition and results of operations.

Newegg’s ability to source products from key suppliers on favorable terms

As of September 30, 2022, we offered over 132,000 direct sales SKUs sourced from at least 365 suppliers globally. We maintain extensive, long-standing and mutually beneficial relationships with many of the biggest tech product brands and distributors globally. However, our contracts or arrangements with such suppliers generally do not guarantee the availability of merchandise or provide for the continuation of particular pricing or other practices. Our suppliers may not continue to sell their inventory to us on current terms or at all, and, if the terms are changed, we may not be able to establish new supply relationships on similar or better terms.

We compete with other retailers and direct marketers for favorable product allocations and vendor incentive programs from product manufacturers and distributors. Some of our competitors could enter into exclusive or favorable distribution arrangements for certain products with our vendors, which would deny us complete or partial access to those products and marketing and promotional resources. In addition, some vendors whose products are offered on our online platforms also sell their products directly to customers. If we are unable to develop and maintain relationships with suppliers that permit us to obtain sufficient quantities of desirable merchandise on favorable terms, our results of operations could be adversely impacted.

Segment Information

Our chief operating decision maker (i.e. chief executive officer) reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by countries or regions for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” we consider ourselves to be operating within one reportable segment.

A.	Operating Results

Key Components of Results of Operations

Net Sales

Our net sales consist of direct sales revenues, Marketplace revenues and services revenues. See “— Newegg’s Business Model” for more information about these sources of net sales.

Our net sales are reported net of anticipated discounts, returns, allowances, sales tax and credit card chargebacks, which are all estimated from historical experience. We also offer customer promotional programs, which we record as reductions in sales based on anticipated redemption rates estimated from historical experience.

The following table sets forth the components of our net sales in absolute amounts and as percentages of total net sales, for the periods indicated.

	For the Three Months Ended September 30,
	2022		2021
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%
Direct sales revenues	$323.1	92.5	$508.8	94.1
Marketplace revenues	10.7	3.1	16.4	3.0
Services revenues	15.4	4.4	15.7	2.9
Total	$349.2	100.0	$540.9	100.0

	For the Nine Months Ended September 30,
	2022		2021
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%
Direct sales revenues	$1,156.2	93.3	$1,655.5	94.7
Marketplace revenues	36.4	2.9	44.6	2.6
Services revenues	47.1	3.8	47.7	2.7
Total	$1,239.7	100.0	$1,747.8	100.0

Cost of Sales

The largest component of our cost of sales is the purchase price of goods that we directly sell to customers. Cost of sales also includes (i) costs relating to our service revenues, which include personnel expenses and other costs relating to our third-party logistics services; (ii) inbound and outbound freight costs; and (iii) inventory write-offs relating to refurbished, slow-moving and obsolete inventories and adjustments for vendor incentives related to inventory still on hand at the reporting date.

Cost of sales is partially offset by payments we earn under vendor incentive programs, or VIPs, such as purchase rebates, marketing development funds that vendors give us to advertise their products, cooperative marketing programs jointly funded with vendors, and price protection refunds to offset reductions in the manufacturer’s suggested retail price. These VIPs are sometimes tied to the volume of our purchases or sales and represent an indirect or effective reduction of our purchase price for the suppliers’ products. Therefore, we treat these program payments as reductions to cost of sales.

The following table sets forth the components of our cost of sales, in absolute amounts and as percentages of total net sales, for the periods indicated.

	For the Three Months Ended September 30,
	2022		2021
	(in millions, except for percentages)
Cost of sales	Amount	%	Amount	%
Purchase price of goods sold by us directly	$279.2	92.1	$433.9	94.1
Costs related to Marketplace & service revenues	12.0	4.0	11.1	2.4
Inbound and outbound freight costs	11.4	3.8	13.7	3.0
Inventory write-downs & reserves	0.4	0.1	2.5	0.5
Total	$303.0	100.0	$461.2	100.0

	For the Nine Months Ended September 30,
	2022		2021
	(in millions, except for percentages)
Cost of sales	Amount	%	Amount	%
Purchase price of goods sold by us directly	$1,011.5	93.4	$1,407.2	93.7
Costs related to Marketplace & service revenues	36.5	3.4	38.6	2.6
Inbound and outbound freight costs	34.0	3.1	48.7	3.2
Inventory write-downs & reserves	0.8	0.1	6.7	0.5
Total	$1,082.8	100.0	$1,501.2	100.0

Selling, General and Administrative Expenses

The largest component of our selling, general and administrative expenses (“SG&A expenses”), is salary and other compensation costs, consisting of expenses relating to the employment of our employees, as well as temporary personnel to meet our needs in areas such as customer service and fulfillment during seasonal peaks in orders.

Other significant components of SG&A expenses include advertising and marketing expenses, merchant processing fees, depreciation and amortization, rent expenses, warehouse costs, office expenses, professional fees, and other general corporate costs.

The following table sets forth the components of our SG&A expenses, in absolute amounts and as percentages of net sales, for the periods indicated.

	For the Three Months Ended September 30,
	2022		2021
	(in millions, except for percentages)
Selling, general and administrative expenses	Amount	%	Amount	%
Salary and other compensation costs	$29.7	50.0	$30.6	42.7
Merchant processing fees	8.7	14.6	14.4	20.1
Advertising and marketing	3.1	5.2	8.5	11.9
Depreciation and amortization	2.9	4.9	2.8	3.9
Others	15.0	25.3	15.4	21.4
Total	$59.4	100.0	$71.7	100.0

	For the Nine Months Ended September 30,
	2022		2021
	(in millions, except for percentages)
Selling, general and administrative expenses	Amount	%	Amount	%
Salary and other compensation costs	$101.1	51.0	$95.3	44.1
Merchant processing fees	30.8	15.5	42.7	19.8
Advertising and marketing	11.7	5.9	23.7	11.0
Depreciation and amortization	7.9	4.0	8.4	3.9
Others	46.9	23.6	46.1	21.2
Total	$198.4	100.0	$216.2	100.0

Results of Operations

The following table summarizes our condensed consolidated results of operations in absolute amounts and as percentages of our net sales for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Three Months Ended September 30,
	2022		2021
	(in millions, except for percentages and net earnings per share)
	Amount	% of Net Sales	Amount	% of Net Sales
Net Sales	$349.2	100.0	$540.9	100.0
Cost of sales	303.0	86.8	461.2	85.3
Gross profit	46.2	13.2	79.7	14.7
Selling, general and administrative expenses(1)	59.4	17.0	71.7	13.3
Income (loss) from operations	(13.2)	(3.8)	8.0	1.4
Interest income	0.3	0.1	0.3	0.1
Interest expense	(0.2)	(0.1)	(0.1)	(0.0)
Other income (expense), net	1.4	0.4	(0.1)	(0.0)
Change in fair value of warrants liabilities	0.2	0.1	0.6	0.1
Income (loss) before provision for income taxes	(11.5)	(3.3)	8.7	1.6
Provision for (benefit from) income taxes	(3.0)	(0.9)	0.2	0.0
Net income (loss)	$(8.5)	(2.4)	$8.5	1.6

Net earnings (loss) per share, basic	$(0.02)		$0.02
Net earnings (loss) per share, diluted	$(0.02)		$0.02
Weighted average number of common stock outstanding used in computing per share amounts, basic	374.1	—	368.4	—
Weighted average number of common stock outstanding used in computing per share amounts, diluted	374.1	—	434.2	—

Note:

(1)	Includes share-based compensation expenses of $8.3 million and $0.8 million, respectively, in three months ended September 30, 2022 and 2021.

	For the Nine Months Ended September 30,
	2022		2021
	(in millions, except for percentages and net earnings per share)
	Amount	% of Net Sales	Amount	% of Net Sales
Net Sales	$1,239.7	100.0	$1,747.8	100.0
Cost of sales	1,082.8	87.3	1,501.2	85.9
Gross profit	156.9	12.7	246.6	14.1
Selling, general and administrative expenses(1)	198.4	16.0	216.2	12.4
Income (loss) from operations	(41.5)	(3.3)	30.4	1.7
Interest income	0.7	0.1	0.8	0.0
Interest expense	(0.6)	(0.0)	(0.5)	(0.0)
Other income, net	4.7	0.4	0.5	0.0
Gain from sale of investment	1.7	0.1	—	—
Gain from disposal of subsidiary	—	—	2.0	0.1
Change in fair value of warrants liabilities	1.0	0.1	(0.6)	(0.0)
Income (loss) before provision for income taxes	(34.0)	(2.6)	32.6	1.8
Provision for (benefit from) income taxes	(6.6)	(0.5)	2.6	0.1
Net income (loss)	$(27.4)	(2.1)	$30.0	1.7

Net earnings (loss) per share, basic	$(0.07)		$0.08
Net earnings (loss) per share, diluted	$(0.07)		$0.07
Weighted average number of common stock outstanding used in computing per share amounts, basic	372.1	—	367.2	—
Weighted average number of common stock outstanding used in computing per share amounts, diluted	372.1	—	435.5	—

Note:

(1)	Includes share-based compensation expenses of $24.4 million and $2.4 million, respectively, in nine months ended September 30, 2022 and 2021.

Three Months Ended September 30, 2022 Compared to Three Months Ended September 30, 2021

Net sales

For the three months ended September 30, 2022, net sales decreased by 35.4% compared to the comparable prior year period from $540.9 million in 2021 to $349.2 million in 2022, which was mainly due to the decrease in GMV from our direct sales and marketplace businesses from $703.5 million and $186.8 million for the three months ended September 30, 2021, respectively, to $453.2 million and $121.2 million for the three months ended September 30, 2022, respectively.

The decrease in GMV was primarily due to the continuation of a downward trend in consumer spending in technology products, consumer spending behavior changes to other priorities, and lack of new and exciting products in the market.

Cost of Sales & Gross profit

For the three months ended September 30, 2022, our cost of sales decreased by 34.3% compared to the comparable prior year period from $461.2 million in 2021 to $303.0 million in 2022, generally due to the decrease in our net sales. During the same period, our gross profit decreased by 42.0% from $79.7 million for the three months ended September 30, 2021 to $46.2 million for the three months ended September 30, 2022.

Our profit margin decreased to 13.2% for the three months ended September 30, 2022 from 14.7% for the three months ended September 30, 2021 primarily due to the slowdown demand and overstocked in technology products across all categories including personal computers, components and storage products which led to more promotional activities compared to last year and thus the drop in margin.

Selling, general and administrative expenses (“SG&A”)

For the three months ended September 30, 2022, SG&A expenses decreased to $59.4 million from $71.7 million for the three months ended September 30, 2021, which mainly resulted from (i) a decrease in merchant payment fees by $5.7 million which is variable to sales, (ii) a decrease in marketing expense by $5.4 million, and (iii) a decrease in salary and other compensation costs of $0.9 million mainly due to a decrease in personnel and bonus expense by $8.4 million and an increase in stock based compensation by $7.5 million.

Interest income and expense

Interest income is earned on (i) our loans to affiliates; and (ii) cash invested in money market accounts or certificates of deposit. See the “Related Party Transactions” section to our unaudited condensed consolidated financial statements as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021 in Exhibit 99.2 for more information about our loans to affiliates. Interest expense represents the interest we are charged on our borrowings, including term loan, line of credit and capital leases.

Interest income remained consistent at $0.3 million for the three months ended September 30, 2022 and 2021.

Interest expense remained relatively consistent at $0.2 million and $0.1 million for the three months ended September 30, 2022 and 2021, respectively.

Other income (expense), net

For the three months ended September 30, 2022 and 2021, we recorded other income (expense), net   of $1.4 million and ($0.1) million, respectively. For the three months ended September 30, 2022, other income, net, primarily consisted of property rental income of $0.3 million, sales tax discount income of $0.1 million, foreign exchange gain of $1.5 million, and offset with other miscellaneous loss of $0.5 million. For the three months ended September 30, 2021, other income, net, primarily consisted of property rental income of $0.4 million, sales tax rebates and discounts of $0.1 million, other miscellaneous income of $0.4 million, and offset with foreign exchange loss of $1.0 million.

Change in Fair Value of Warrants Liabilities

Warrants are remeasured at fair value with changes in fair value recorded in earnings in each reporting period. We recorded a gain on the change in fair value of warrant liabilities of $0.2 million and $0.6 million for the three months ended September 30, 2022 and 2021, respectively due to the changes in stock price as of September 30, 2022 and 2021 as compared to the stock price as of June 30, 2022 and June 30, 2021, respectively.

Provision for/(benefit from) income taxes

Our benefit from income taxes was $3.0 million for the three months ended September 30, 2022, as compared to a provision of $0.2 million for the three months ended September 30, 2021. The change in provision for/benefit from income taxes was mainly due to our net loss position for the three months ended September 30, 2022 compared to a net income position in prior year period.

Net Income/(Loss)

For the three months ended September 30, 2022, we recorded a net loss of $8.5 million in 2022, as compared to a net income of $8.5 million for the same period in 2021. The decrease in net income is primarily driven by the decline in our net sales and gross margin.

Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021

Net sales

For the nine months ended September 30, 2022, net sales decreased by 29.1% compared to the comparable prior year period from $1,747.8 million in 2021 to $1,239.7 million in 2022, which was mainly due to the decrease in GMV from our direct sales and marketplace businesses from $2,193.7 million and $521.0 million for the nine months ended September 30, 2021, respectively, to $1,575.1 million and $409.4 million for the nine months ended September 30, 2022, respectively.

The decrease in GMV was primarily due to a downward trend in consumer spending in technology products in light of economic uncertainty and recession fears as consumers reduced their discretionary spending. As a result, the customer demand for technology products has significantly decreased.

Cost of Sales & Gross profit

For the nine months ended September 30, 2022, our cost of sales decreased by 27.9% compared to the comparable prior year period from $1,501.2 million in 2021 to $1,082.8 million in 2022, generally due to the decrease in our net sales. During the same period, our gross profit decreased by 36.4% from $246.6 million for the nine months ended September 30, 2021 to $156.9 million for the nine months ended September 30, 2022.

Our profit margin decreased to 12.7% for the nine months ended September 30, 2022 from 14.1% for the nine months ended September 30, 2021 primarily due to the significant decline in consumer demand caused by reduction in consumer discretionary spending for certain products such as video graphic cards, hard disk and solid-state drives which led to excess inventory in 2022. We implemented aggressive promotions in 2022 to move inventory which caused a significant drop in margin.

Selling, general and administrative expenses

For the nine months ended September 30, 2022, SG&A expenses decreased to $198.4 million from $216.2 million for the nine months ended September 30, 2021, which mainly resulted from (i) a decrease in merchant payment fees by $11.9 million which is variable to sales, (ii) a decrease in marketing expense by $12.0 million, and (iii) offset by an increase in salary and other compensation costs of $5.8 million mainly due to an increase in stock based compensation by $22.0 million and a decrease in personnel expense by $16.2 million.

Interest income and expense

Interest income remained relatively consistent at $0.7 million and $0.8 million for the nine months ended September 30, 2022 and 2021, respectively.

Interest expense remained relatively consistent at $0.6 million and $0.5 million for the nine months ended September 30, 2022 and 2021, respectively.

Other income, net

For the nine months ended September 30, 2022 and 2021, we recorded other income, net of $4.7 million and $0.5 million, respectively. For the nine months ended September 30, 2022, other income, net, primarily consisted of insurance proceeds of approximately $0.3 million related to inventory loss in the U.S., property rental income of $1.0 million, sales tax discount income of $0.3 million, other miscellaneous income of $0.3 million, and foreign exchange gain of $2.8 million. For the nine months ended September 30, 2021, other income, net, primarily consisted of sales tax rebates and discounts of $0.3 million, insurance proceeds of $0.6 million, property rental income of $1.2 million, other miscellaneous income of $0.7 million, and offset with foreign exchange loss of $2.3 million.

Gain from sale of investment

For the nine months ended September 30, 2022, we sold 25% of our investment in Bitmain for $5.4 million and recorded a gain on sale of investment of $1.7 million.

Gain from Disposal of Subsidiary

On May 19, 2021, we disposed all of legacy business of Lianluo Smart Limited, a business company incorporated under the laws of the British Virgin Islands (“LLIT”) contemplated by that certain Equity Transfer Agreement dated October 23, 2020, by and among LLIT, our wholly owned subsidiary, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“Lianluo Connection”) and Beijing Fenjin Times Technology Development Co., Ltd. (“Beijing Fenjin”). We sold all of our equity interests in Lianluo Connection to Beijing Fenjin for a purchase price of RMB 0.

We recognized a $2.0 million gain from disposal of Lianluo Connection for the nine months ended September 30, 2021.

Change in Fair Value of Warrants Liabilities

Warrants are remeasured at fair value with changes in fair value recorded in earnings in each reporting period. We recorded a gain on the change in fair value of warrant liabilities of $1.0 million for the nine months ended September 30, 2022 and a loss of $0.6 million for the nine months ended September 30, 2021 due to the changes in stock price as of September 30, 2022 and 2021 as compared to the stock price as of December 31, 2021 and May 19, 2021, respectively.

Provision for/(benefit from) income taxes

Our benefit from income taxes was $6.6 million for the nine months ended September 30, 2022, as compared to a provision of $2.6 million for the nine months ended September 30, 2021. The change in provision for/benefit from income taxes was mainly due to our net loss position for the nine months of fiscal year 2022 compared to a net income position in prior year period.

Net Income/(Loss)

For the nine months ended September 30, 2022, we recorded a net loss of $27.4 million in 2022, as compared to a net income of $30.0 million for the same period in 2021. The decrease in net income is primarily driven by the decline in our net sales and gross margin.

Non-GAAP Financial Measures

We have included GMV and Adjusted EBITDA, non-GAAP financial measures, in this management’s discussion and analysis of financial condition and results of operations. We believe that these are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans, and make strategic decisions regarding the allocation of capital.

GMV

GMV is the total dollar value of products sold on our websites and third-party marketplace platforms, directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through our NPS in rendering services such as 3PL, SBN, staffing and media ad services, as well as the sales made by our Asia subsidiaries. It helps us assess and analyze changes in revenues, and if reviewed in conjunction with net sales and other GAAP financial measures, it can provide more information in evaluating our current performance and in assessing our future performance. See “— Newegg’s Business Model.”

Prior to the year ended December 31, 2021, GMV was defined as the total dollar value of products sold on our websites, directly to customers and by our Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes and cancellations.  Beginning with the year ended December 31, 2021, we redefined GMV to include Nutrend automotive products and Rosewill private label products sales through third-party marketplace platforms, service and other revenues through NPS, such as 3PL, SBN, staffing, and media ad services, as well as sales made by our Asia subsidiaries.  The change was made so that we report GMV to include all revenues of the Company across all our revenue streams that will allow the readers to better understand our overall performance.  The change in the GMV definition resulted in an increase in GMV for the nine months ended September 30, 2021 by $69.5 million.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Net Sales	$349.2	$540.9	$1,239.7	$1,747.8
Adjustments:
GMV - Marketplace	121.2	186.8	409.4	521.0
Marketplace Commission	(10.7)	(16.4)	(36.4)	(44.6)
Deferred Revenue	3.3	(2.6)	(12.1)	(15.2)
Other	(9.8)	(5.2)	(25.5)	(15.3)
GMV	$453.2	$703.5	$1,575.1	$2,193.7

 Adjusted EBITDA

Adjusted EBITDA is a financial measure that includes the removal of various one-time, irregular, and non-recurring items from EBITDA. We believe that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation;

●	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

●	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and our other GAAP results.

The following table reflects the reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Net income (loss)	$(8.5)	$8.5	$(27.4)	$30.0
Adjustments:
Stock-based compensation expenses	8.3	0.8	24.4	2.4
Interest income, net	(0.1)	(0.2)	(0.1)	(0.3)
Income tax (benefit) provision	(3.0)	0.2	(6.6)	2.6
Depreciation and amortization	2.9	2.7	7.9	8.3
Gain from sale of investment	-	-	(1.7)	-
Gain from disposal of subsidiary	-	-	-	(2.0)
Loss (gain) from change in fair value of warrants liabilities	(0.2)	(0.6)	(1.0)	0.6
Adjusted EBITDA	$(0.6)	$11.4	$(4.5)	$41.6

B.	Liquidity and Capital Resources

Cash flows and working capital

We have historically funded our operations through existing working capital, credit facilities, bank loans, return from investing activities, and equity financings. See Notes 7 and 8 to our unaudited condensed consolidated financial statements as of September 30, 2022 and for the three months and nine months ended September 30, 2022 and 2021 in Exhibit 99.2 for more information about the line of credit and long-term debt that we obtain from financial institutions.

Our cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or fewer. Amounts receivable from payment processors are also considered cash equivalents as they are both short term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to us from payment processors that are classified as cash and cash equivalents totaled $10.4 million and $14.3 million at September 30, 2022 and December 31, 2021, respectively. We anticipate that our existing cash and funds generated from operations will be sufficient to meet our working capital and expected capital expenditures for a least 12 months from the date hereof. Our cash and cash equivalents are primarily denominated in U.S. dollars.

We historically experience higher sales in the fourth quarter due to the holiday season. In anticipation of such higher sales, we typically begin building up our inventory levels in the late third quarter. Such inventory build-up may require us to expend cash faster than we generate by our operations during these periods. Also, as a result of this inventory build-up and faster inventory turnover during the fourth quarter, our accounts payable are typically at their highest levels at year-end, as compared to the first, second and third quarters when sales are lower.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, and return from investing activities. Our future capital requirements may, however, vary materially from those now planned or anticipated. Changes in our operating plans, lower than anticipated net sales, increased expenses or other events, including those described in the “Risk Factors” section of our annual report on Form 20-F for the fiscal year ended December 31, 2021, may cause us to seek additional debt or equity financing in the future. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may not be available on acceptable terms, on a timely basis, or at all, and our failure to raise adequate capital when needed could negatively impact our growth plans and our financial condition and results of operations. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Historical Cash Flows

The following table sets forth our selected condensed consolidated cash flow data for the three and nine months ended September 30, 2022 and 2021.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Summary Condensed Consolidated Cash Flow Data:	(in millions)		(in millions)

Net cash provided by (used in) operating activities	$28.5	$(4.3)	$(21.3)	$(39.8)
Net cash provided by (used in) investing activities	2.7	(4.0)	(3.2)	(10.1)
Net cash provided by financing activities	(19.3)	(0.1)	2.6	12.5
Foreign currency effect on cash, cash equivalents and restricted cash	0.1	0.4	0.7	1.0
Net increase (decrease) in cash and cash equivalents	12.0	(8.0)	(21.2)	(36.4)
Cash, cash equivalents and restricted cash at beginning of the period	71.1	129.3	104.3	157.7
Cash, cash equivalents and restricted cash at end of the period	$83.1	$121.3	$83.1	$121.3

Operating activities

Net cash provided by operating activities was $28.5 million for the three months ended September 30, 2022. Net loss was $8.5 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $2.9 million of depreciation and amortization that was associated with property and equipment; (ii) $2.1 million of provision for obsolete and excess inventory; (iii) $8.3 million of stock-based compensation; (iv) $0.6 million allowance for expected credit losses; and (v) $0.4 million loss on disposal of property and equipment, partially offset by $0.2 million change in fair value of warrant liabilities. The changes in operating assets and liabilities represented $22.8 million cash provided by (i) a decrease in inventory of $29.5 million; (ii) an increase in accounts payable of $3.9 million; and (iii) a decrease in prepaid expenses of $2.1 million, partially offset by (a) a decrease in accrued liabilities and other liabilities of $8.9 million; (b) an increase in accounts receivable of $3.5 million; and (c) an increase of other assets of $1.1 million.

Net cash used in operating activities was $4.3 million for the three months ended September 30, 2021. Net income was $8.5 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $2.7 million of depreciation and amortization that was associated with property and equipment; (ii) $1.1 million of provision for obsolete and excess inventory; (iii) $0.8 million of stock-based compensation, partially offset by $0.6 million change in fair value of warrant liabilities. The changes in operating assets and liabilities represented $16.7 million cash used in (i) a decrease in accounts payable of $13.4 million; (ii) a decrease in accrued liabilities and other liabilities of $0.7 million; (iii) a decrease in deferred revenue of $1.5 million; (iv) an increase in other assets of $1.9 million; and (v) an increase in accounts receivable of $0.6 million, partially offset by a decrease in inventory of $1.5 million.

Net cash used in operating activities was $21.3 million   for the nine months ended September 30, 2022. Net loss was $27.4 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $7.9 million of depreciation and amortization that was associated with property and equipment; (ii) $6.5 million of provision for obsolete and excess inventory; (iii) $24.4 million of stock-based compensation; (iv) $0.7 million allowance for expected credit losses; (v) $0.4 million loss on disposal of property and equipment, partially offset by (a) $6.7 million from deferred income taxes; (b) $1.7 million gain from sale of investments; and (c) $1.0 million change in fair value of warrant liabilities. The changes in operating assets and liabilities represented $24.6 million cash used in (i) a decrease in accounts payable of $76.5 million; (ii) a decrease in accrued liabilities and other liabilities of $33.3 million; (iii) a decrease in deferred revenue of $15.7 million; and (iv) an increase of other assets of $2.4 million, partially offset by (a) a decrease in accounts receivable of $6.7 million; (b) a decrease of inventory of $90.9 million; and (c) a decrease of prepaid expenses of $5.7 million.

Net cash used in operating activities was $39.8 million for the nine months ended September 30, 2021. Net income was $30.0 million for the period. The adjustments for non-cash expenses are primarily comprised of (i) $8.3 million of depreciation and amortization that was associated with property and equipment; (ii) $5.0 million of provision for obsolete and excess inventory; (iii) $2.4 million of stock-based compensation; (iv) $1.4 million allowance for expected credit losses; and (v) $0.6 million change in fair value of warrant liabilities, partially offset by $2.0 million gain from disposal of subsidiary. The changes in operating assets and liabilities represented $85.7 million cash used in (i) an increase in inventory of $27.4 million; (ii) a decrease in accounts payable of $52.6 million; (iii) a decrease in accrued liabilities and other liabilities of $12.0 million; (iv) a decrease in deferred revenue of $15.3 million; and (v) an increase in other assets of $2.4 million, partially offset by (a) a decrease in accounts receivable of $22.7 million; and (b) a decrease in prepaid expenses of $1.5 million.

Investing activities

Net cash provided by investing activities was $2.7 million three months ended September 30, 2022, which was primarily attributable to the proceeds from sale of investment of $5.4 million and offset by the payments made to acquire property and equipment of $2.7 million.

Net cash used in investing activities was $4.0 million for the three months ended September 30, 2021, which was primarily attributable to the payments made to acquire property and equipment.

Net cash used in investing activities was $3.2    million nine months ended September 30, 2022, which was primarily attributable to the proceeds from sale of investment of $5.4 million    and offset by the payments made to acquire property and equipment of $8.6 million.

Net cash used in investing activities was $10.1 million for the nine months ended September 30, 2021, which was primarily attributable to the payments made to acquire property and equipment.

Financing activities

Net cash used in financing activities was $19.3 million for the three months ended September 30, 2022, which was mainly due to (i) borrowings under line of credit of $15.0 million; and (ii) proceeds from exercise of stock options of $0.7 million, offset by the repayment of line of credit of $35.0 million.

Net cash used in financing activities was $0.1 million for the three months ended September 30, 2021, which was mainly due to repayment of long-term debt.

Net cash provided by financing activities was $2.6 million for the nine months ended September 30, 2022, which was mainly due to (i) borrowings under line of credit of $46.2 million; and (ii) proceeds from exercise of stock options of $2.4 million, offset by the repayment of line of credit of $45.8 million.

Net cash provided by financing activities was $12.5 million for the nine months ended September 30, 2021, which was mainly due to (i) cash received from common control asset transaction of $11.4 million and (ii) borrowings under line of credit of $0.8 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and leasehold improvements. Our capital expenditures were $2.7 million and $4.0 million for the three months ended September 30, 2022 and 2021, respectively and $8.6 million and $10.1 million for the nine months ended September 30, 2022 and 2021, respectively.

Credit Agreements

We entered into a credit agreement in August 2021 with several financial institutions that provided a revolving credit facility of up to $100 million with a maturity date of August 20, 2024. Prior to August 20, 2023 and subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the credit agreement, could be increased up to $150.0 million. The revolving credit facility includes a letter of credit sublimit of $30.0 million, which can be used to issue standby and trade letters of credit, and a $20.0 million sublimit for swingline loans. In general, advances from this line of credit will be subject to interest at LIBOR plus the Applicable Margin, as defined in the credit agreement, so long as a Daily LIBOR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (to be defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the daily LIBOR plus 1.0%) plus the Applicable Margin. For LIBOR loans, we may select interest periods of one, two, or three months. Interest on LIBOR loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. In the event of the permanent or indefinite cessation of LIBOR, the Benchmark Replacement will replace LIBOR. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. As of September 30, 2022 and December 31, 2021, there was no outstanding balance under this line of credit.

The line of credit is secured by certain of our U.S. subsidiaries and is collateralized by certain of our assets. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, investment property, and financial assets, contract rights, and ledger sheets, as defined in the loan agreement. To maintain availability of funds under the loan agreement, we will pay on a quarterly basis, an unused commitment fee of 0.15% per annum on the unused amount for the facility. The credit facility contains customary covenants, including covenants that limit or restrict our ability to incur capital expenditures and lease payments, make certain investments and enter into certain related-party transactions. The credit facility also requires us to maintain certain minimum financial ratios and maintain operation banking relationship with the financial institutions. As of September 30, 2022 and December 31, 2021, we were in compliance with all financial covenants related to the line of credit.

Critical Accounting Estimates

Our September 30, 2022 unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, as well as the disclosure of contingent assets and liabilities and other related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. In many instances, we could have reasonably used different accounting estimates. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

There were no significant changes to our critical accounting policies during the nine months ended September 30, 2022. For further information about our critical accounting estimates, see the discussion in Item 5, “Operating and Financial Review and Prospects ,” under the heading “Critical Accounting Estimates” in our annual report on Form 20-F that we filed with SEC on April 28, 2022.